Exhibit n.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

KCAP Financial, Inc.

We have audited the debt obligations and indebtedness table included in the accompanying registration statement on Form N-2 of KCAP Financial, Inc. as of December 31, 2011, 2010, 2009, 2008, and 2007. The debt obligations and indebtedness table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the debt obligations and indebtedness table based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the debt obligations and indebtedness table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the debt obligations and indebtedness table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall debt obligations and indebtedness table presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the debt obligations and indebtedness table referred to above presents fairly, in all material respects, the debt obligations and indebtedness of KCAP Financial, Inc. as of December 31, 2011, 2010, 2009, 2008, and 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying debt obligations and indebtedness information as of March 31, 2012 was not audited by us, and accordingly, we do not express an opinion on that information.

/s/ Grant Thornton LLP

New York, New York

August 2, 2012